Exhibit (a)(9)

The Greater China Fund, Inc. (NYSE: GCH)
Announces Preliminary Results of Tender Offer

New York, New York, October 17, 2011 -- The Greater China Fund, Inc. (NYSE: GCH) ( the “Fund”) announced the expiration and preliminary results of the Fund’s tender offer (the “Tender Offer”) for up to 6,067,002 of its issued and outstanding shares of common stock, par value $0.001 per share.  The Tender Offer was for up to 20% of the Fund’s issued and outstanding shares.  The Tender Offer expired at 11:59 p.m., Eastern Time, on October 14, 2011 (the “Expiration Date”).

Based upon current information, approximately 7,866,203 shares, or approximately 25.9% of the Fund’s issued and outstanding common stock, were tendered through the Expiration Date, including shares tendered pursuant to notices of guaranteed delivery.  Based on this preliminary information, the pro-ration for each tendering stockholder is estimated to be 77.13% of the shares properly tendered.  These numbers are subject to adjustment and should not be regarded as final.  No more than a total of 6,067,002 properly tendered shares will be accepted in exchange for cash at a price equal to 98% of the Fund’s net asset value (“NAV”) per share, as determined later today, October 17, 2011, following the close of business on the New York Stock Exchange.  The final number of shares validly tendered and accepted pursuant to the Tender Offer and the price per share will be announced at a later date.

For more information about the Tender Offer please contact The Altman Group, Inc., the Fund’s Information Agent for the Tender Offer, by calling toll-free (800) 884-5101 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday (except holidays).

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Closed-end funds, unlike open-end funds, are not continuously offered.  There is a one-time public offering and once issued, shares of closed-end funds are sold in the open market through a share exchange.  Shares of closed-end funds frequently trade at a discount to the net asset value.  The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund.  Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund’s shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.